

07005063

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2007 WASH. D.C. 210

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49998

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2006** (MM/DD/YY) AND ENDING **12/31/2006** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Roepe Rosenfeld Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Taft Street
(No. and Street)

Hastings-on-Hudson	**NY**	**10706**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Eisenberg **(212) 964-5543**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **Benjamin Rosenfeld**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Roepe Rosenfeld Trading, LLC**, as of **December 31**, 20 **06**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Member

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 07



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
WASH, D.C.
210
SECTION

ROEPE ROSENFELD TRADING L.L.C.

Financial Statements and Supplemental Schedules

December 31, 2006

(With Independent Auditor's Report Thereon and Supplemental report on Internal Control required by Rule 17a-5)

ROEPE ROSENFELD TRADING L.L.C.

DECEMBER 31, 2006

INDEX

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITOR'S REPORT

To the Members of
Roepe Rosenfeld Trading L.L.C.

We have audited the accompanying statement of assets, liabilities and members' equity of Roepe Rosenfeld Trading L.L.C. as of December 31, 2006 and the related statements of income and expenses, members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roepe Rosenfeld Trading L.L.C. at December 31, 2006 and the results of its' operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kempisty & Company CPA's P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 27, 2007

ROEPE ROSENFELD TRADING L.L.C.

STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' EQUITY

DECEMBER 31, 2006

ASSETS		
Cash	$	7,170
Due from clearing broker		8,556,964
Securities owned, at market value		9,121,863
JBO Investment		10,000
	$	17,695,997

LIABILITIES AND MEMBERS' EQUITY		
Securities sold, not yet purchased, at market	$	16,591,053
Accounts payable and accrued expenses		48,677
TOTAL LIABILITIES		16,639,730
Commitments and contingent liabilities (Note 6)		
Members' equity		1,056,267
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	17,695,997

The accompanying notes are an integral part of these financial statements.

ROEPE ROSENFELD TRADING L.L.C.

STATEMENT OF INCOME AND EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:		
Principal trading	$	1,035,794
OCC rebates		4,767
Interest and dividends		416
Total Income		1,040,977
Expenses:		
Clearance fees		384,624
Professional fees		30,191
Exchange fees		21,309
Guaranteed payments		38,658
Medical insurance		27,047
Office expenses		8,455
Seat lease		17,800
Data processing		17,301
Broker fees		1,776
Other		146
Total Expenses		547,307
Net income	$	493,670

The accompanying notes are an integral part of these financial statements.

ROEPE ROSENFELD TRADING L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

Members' equity at January 1, 2006	$	966,848
Contributions		275,484
Withdrawals		(679,735)
Net income		493,670
Members' equity at December 31, 2006	$	1,056,267

The accompanying notes are an integral part of these financial statements.

ROEPE ROSENFELD TRADING L.L.C.

STATEMENT OF CASH FLOWS

FOR YEAR ENDED DECEMBER 31, 2006

Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	493,670
Changes in operating assets and liabilities:		
(Increase) in due from clearing broker		(3,928,116)
Decrease in securities owned		10,426,499
(Decrease) in securities sold, not yet purchased		(6,443,746)
(Decrease) in accounts payable and accrued expenses		(136,886)
Total adjustments		(82,249)
NET CASH PROVIDED BY OPERATING ACTIVITIES		411,421
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		275,484
Capital withdrawals		(679,735)
CASH USED BY FINANCING ACTIVITIES		(404,251)
NET INCREASE IN CASH		7,170
CASH		
Beginning of year		-
End of year	$	7,170

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Roepe Rosenfeld Trading L.L.C., a New York limited liability company (the "Company") was formed in 1997, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the American Stock Exchange ("AMEX").

The Company is engaged in the business of securities trading.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At December 31, 2006 the Company's clearing broker held net assets of $1,097,774 (99%) on behalf of the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related income and expenses are recorded on the books on a mark to market basis.

Fair Value of Financial Instruments

The carrying value of financial instruments including due from clearing broker and accounts payable and accrued expenses, approximates their fair value due to the relatively short-term nature of these instruments. Securities owned or sold, not yet purchased are marked to market which approximates fair value.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the gain from operations.

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations

NOTE 3- INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the members under this form of organization.

NOTE 4- RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to the Company's clearing organization at December 31, 2006, consist of the following:

	Receivable
Due from clearing broker	$ 8,556,964

NOTE 5- SECURITIES OWNED AT MARKET

Marketable securities owned and sold but not yet purchased consist of trading and investment securities at quoted market values, as illustrated below, at December 31, 2006:

	Owned	Sold, Not Yet Purchased
Common stock and options	$ 9,121,863	$ 16,591,053

NOTE 6- NET CAPITAL REQUIREMENTS

The Company is a member of the American Stock Exchange and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company's net capital was $1,046,267 which was $946,267 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.0465 to 1.

NOTE 7- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 8- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company clears all of its securities transactions through its sole clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions initiated by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 9- GUARANTEES

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying contract (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

NOTE 9- GUARANTEES (continued)

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under the indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

ROEPE ROSENFELD TRADING L.L.C.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

NET CAPITAL:			
Members' equity		$	1,056,267
Less non-allowable assets and deductions:			
JBO investment	10,000		
			10,000
Less:			
Haircuts on trading and investment securities			-
NET CAPITAL		$	1,046,267
AGGREGATE INDEBTEDNESS, total liabilities		$	48,677
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		$	3,245
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$	100,000
MINIMUM NET CAPITAL REQUIRED		$	100,000
EXCESS NET CAPITAL ($1,046,267 - $100,000)		$	946,267
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	$ 48,677		
NET CAPITAL	$ 1,046,267		4.65%

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5(d) (4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)	$	1,050,928
Decreases:		
Increase in expenses		(4,661)
NET CAPITAL, per audit	$	1,046,267

ROEPE ROSENFELD TRADING L.L.C.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2006

KEMPISTY & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.C.
15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

The Members of
Roepe Rosenfeld Trading L.L.C.
New York, New York

In planning and performing our audit of the financial statements of Roepe Rosenfeld Trading L.L.C. (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Roepe Rosenfeld Trading L.L.C. to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The American Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kempisty & Company CPA's P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 27, 2006

END